Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

FOR IMMEDIATE RELEASE

GLASS LEWIS RECOMMENDS CBOT STOCKHOLDERS

VOTE FOR MERGER WITH CME

CHICAGO, June 29, 2007 – CBOT Holdings, Inc., holding company for the Chicago Board of Trade (CBOT®) (NYSE: BOT), one of the leading global derivatives exchanges, today announced that Glass Lewis & Co., a leading proxy advisory firm, has recommended that CBOT Holdings stockholders vote FOR the merger with Chicago Mercantile Exchange Holdings Inc. (NYSE: CME) at the Special Stockholders Meeting scheduled for July 9, 2007. In making its recommendation, Glass Lewis stated the following:

“…we note that CBOT Holdings conducted extensive negotiations with ICE and CME Holdings regarding the competing proposals…In our opinion, the CBOT Holdings board and the committees gave full consideration to both proposals before determining to recommend the amended CME Holdings agreement.”

The report continued: “…we believe the board and executives are in the best position to evaluate the technical requirements of the Company’s products and customers. While the implied valuation of ICE’s proposal is slightly higher, we do not believe that the value is so great as to recommend that shareholders ignore the strategic recommendation of the board and its advisors.”

The report concluded: “…we believe that this proposal warrants shareholder approval.” *

With this recommendation, the two leading proxy advisory firms, Glass Lewis and Institutional Shareholder Services (ISS), have now recommended that CBOT Holdings stockholders support the merger with CME.

The Board of Directors of CBOT Holdings unanimously recommends that stockholders vote “FOR” the adoption of the agreement and plan of merger, and the Board of Directors of CBOT unanimously recommends that CBOT members vote “FOR” the matters related to the merger as described in the joint proxy statement/prospectus and the supplement.

*Permission to use quotes neither sought nor received.

Contacts

Media:

Maria C. Gemskie

312.341.3257

Harlan Loeb

Financial Dynamics

312.861.4703

Investors:

Deborah Koopman

312.789.8532

About the CBOT

As one of the leading global derivative exchanges, the Chicago Board of Trade provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 159-year history, the CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, the CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit our website at www.cbot.com.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as other filings containing information about CBOT Holdings and CME, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the joint proxy statement/prospectus and the supplement and CBOT Holdings’ other filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which are available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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